FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of November 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check-mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                       Form 20-F  X       Form 40-F
                                 ---                ---

Indicate by check-mark if the registrant is submitting Form 6-K in paper form as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check-mark if the registrant is submitting Form 6-K in paper-form as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check-mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No  X
                                  ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


  International Economic Results of CEZ Group for the 1st - 3rd Quarter of 2004

The net income of CEZ Group rose by 67 percent.

The CEZ Group, according to IFRS (International Financial Reporting Standards) achieved a net income of CZK 10.2 bn., while this time last year its net income was CZK 6.1 bn.

The significant increase in profit was mostly caused by the enlarged consolidated complex of companies making up the CEZ Group as of the second quarter of 2003, and by very good operating results.

Revenues rose by 26 % to CZK 73.1 bn., operating expenses rose by 19 % to CZK
57.9 bn.. Income reached the level of CZK 15.1 bn., and half-year results rose by 63 percent.

Up to September 30, 2004, the CEZ Group was made up of 100 companies, out of which 31 have already been consolidated.

GROUP CEZ
Consolidated Income Statement in accordance with IFRS
(in CZK Millions)

                                                           re-calculated
-----------------------------------------------------------------------------------------------------
                                                        1-9/2003    7-9/2003    1-9/2004    7-9/2004
-----------------------------------------------------------------------------------------------------
REVENUES                                                  58 019      22 279      73 061      22 551

Sales of electricity                                      54 928      21 266      67 763      21 149
Heat sales and other revenues                              3 091       1 013       5 298       1 402

OPERATING EXPENSES                                        48 722      19 452      57 931      18 630
Fuel                                                      10 626       3 339      10 688       3 307
Purchased power and related services                      13 231       6 331      19 356       5 635
Repairs and maintenance                                    2 583       1 312       2 766       1 180
Depreciation and amortization                             11 929       4 473      13 534       4 513
Salaries and wages                                         5 453       2 204       6 534       2 156
Materials and supplies                                     2 422       1 120       2 610         932
Other operating expenses                                   2 478         673       2 443         907

INCOME BEFORE OTHER EXPENSE/INCOME AND                     9 297       2 827      15 130       3 921
INCOME TAXES


OTHER EXPENSES/INCOME                                        592         233         889        -174
Interest on debt, net of capitalized interest              1 205         565       1 282         510
Interest on nuclear provisions                             1 253         418       1 478         493
Interest income                                             -260         -94        -220         -89
Foreign exchange rate losses/gains, net                   -1 266         -76        -111        -277
Gain on sale of subsidiary
Other expenses/income, net                                   172        -528        -608        -610
Income from associates                                      -512         -52        -932        -201

INCOME BEFORE INCOME TAXES                                 8 705       2 594      14 241       4 095

INCOME TAXES                                               2 494         927       3 135         900

INCOME AFTER INCOME TAXES                                  6 211       1 667      11 106       3 195

Minority interests                                            91         158         902         279

NET INCOME                                                 6 120       1 509      10 204       2 916
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

Note: June 15, 2004: Due to the stipulated method for reporting certain transactions in the annual financial statement for 2003, the information for the period between June 1, 2003 and September 1, 2003 was altered so as to make it comparable in terms of the methods used not only with the annual results for 2003 but also with the information on the relevant quarters in 2004. The following changes are involved:
- elimination of depreciation of goodwill from the first acquisition of REAS, which related to the transfer of such goodwill from current assets to registered capital,
- inclusion of the impact of the overestimated current assets and liabilities of STE, ZCE and VCE at the actual value as at the date of further acquisitions, which impacts the reported value of the fixed assets, and the level of depreciation (only concerns the period September 1, 2003),

- transfer of the net earnings obtained from the sale of shares of EEPS into equity and its direct increase,
- an integrated part of such changes is also the automatic calculation of the Income from Associates and Minority Interests with regard to indirectly owned associated companies; such automatic calculation was, following the upgrade, implemented in the financial statement for 2003, which was reviewed and deemed adequate.

GROUP CEZ
Consolidated Balance Sheet in accordance with IFRS
(in CZK Millions)

-------------------------------------------------------------------------------------
                                                   as at 31.12.03      as at 30.9.04
-------------------------------------------------------------------------------------
ASSETS                                                    274 143            280 849

FIXED ASSETS                                              254 443            245 382

Plant in service                                          363 165            366 289
Less accumulated provision for depreciation               150 426            162 633
Net plant in service                                      212 739            203 656
Nuclear fuel, at amortized cost                             9 574              8 307
Construction work in progress                              10 204             12 286
Investment in associates                                   10 999              7 661
Investments and other financial assets, net                 8 642             11 342
Intangible assets, net                                      1 997              1 927
Deferred tax assets                                           288                203

CURRENT ASSETS                                             19 700             35 467

Cash and cash equivalents                                   4 014             15 308
Receivables, net                                            7 063              7 344
Income tax receivable                                         103              1 896
Materials and supplies, net                                 3 242              3 995
Fossil fuel stock                                             979                836
Other current assets                                        4 299              6 088

SHAREHOLDERS' EQUITY AND LIABILITIES                      274 143            280 849

SHAREHOLDERS' EQUITY                                      149 687            157 700

Stated capital                                             59 152             59 219
Retained earnings and other reserves                       90 535             98 481

MINORITY INTERESTS                                          7 893              8 911

LONG-TERM LIABILITIES                                      59 486             70 914

Long-term debt, net of current portion                     30 965             41 683
Accumulated provision for nuclear
decommissioning and fuel storage                           28 164             28 747
Other long-term liabilities                                   357                484

DEFERRED TAXES LIABILITY                                   14 721             18 301

CURRENT LIABILITIES                                        42 356             25 023

Short-term loans                                            2 320                212
Current portion of long-term debt                           5 691              2 220
Trade and other payables                                   20 578             10 632
Income tax payable                                          3 203
Accrued liabilities                                        10 564             11 959
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

Note: June 15, 2004: Due to the stipulated method for reporting certain transactions in the annual financial statement for 2003, the information for the period between June 1, 2003 and September 1, 2003 was altered so as to make it comparable in terms of the methods used not only with the annual results for 2003 but also with the information on the relevant quarters in 2004. The following changes are involved:
- transfer of the goodwill from the first acquisition of REAS from current assets into registered capital, and elimination of its depreciation,
- inclusion of the impact of the overestimated current assets and liabilities of STE, ZCE, and VCE at the actual value as at the date of further acquisitions, which impacts the reported value of fixed assets, and the level of depreciation (only concerns the period September 1, 2003),
- transfer of the net earnings obtained from the sale of shares of CEPS to equity and its direct increase,
- compensation for the deposits received from small consumers together with the estimated figures of REAS companies for not-yet-invoiced electricity,
- an integrated part of such changes is also the automatic calculation of the Income from Associates and Minority Interests with regard to indirectly owned associated companies; such automatic calculation was, following the upgrade, implemented in the financial statement for 2003, which was reviewed and deemed adequate.

GROUP CEZ
Consolidated Cash Flow Statement in accordance with IFRS
(in CZK Millions)

                                                                 re-calculated
                                                           1-9/2003        1-9/2004
                                                      -------------------------------
OPERATING ACTIVITIES:
Income before income taxes                                     8 705          14 241
Adjustments to reconcile income before income taxes
to net cash provided by operating activities:
   Depreciation and amortization and asset write-offs         11 933          13 549
   Amortization of nuclear fuel                                2 506           2 409
   Gain/Loss in fixed assets retirements                        -410            -806
   Foreign exchange rate loss (gain)                          -1 266            -111
   Interest expense, interest income and dividends               624             837
   income, net
   Provision for nuclear decommissioning and fuel                299             500
   storage
   Provisions for doubtful accounts, environmental               592          -1 179
   claims and other adjustments
   Income from associates                                       -512            -932
   Changes in assets and liabilities:                          3 538          -1 054
         Receivables                                           1 785           2 459
         Materials and supplies                                 -471            -295
         Fossil fuel stocks                                     -265             143
         Other current assets                                    458          -1 067
         Trade and other payables                              1 207          -2 695
         Accrued liabilities                                     824             401
Cash generated from operations                                26 009          27 454
   Income taxes paid                                             -66          -5 440
   Interest paid, net of interest capitalized                 -1 174          -1 007
   Interest received                                             264             226
   Dividends received                                            536           1 315
Net cash provided by operating activities                     25 569          22 548

INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash                     -25 129          -4 966
Proceeds from disposal of a subsidiary, net of cash
Additions to property, plant and equipment
and other non-current assets                                 -18 480         -11 632
Proceeds from sales of fixed assets                            9 080           5 129
Change in decommissioning and other restricted funds
Total cash used in investing activities                      -22 815         -11 402

FINANCING ACTIVITIES:
Proceeds from borrowings                                      17 252          15 252
Payments of borrowings                                       -19 508         -10 312
Proceeds from other long-term liabilities                        132              81
Payments of other long-term liabilities                          -28             -95
Dividends paid to group shareholders                          -2 640          -4 722
Dividends paid to minority interests                            -214              -4
Acquisition/sale of treasury shares                               93            -135
Total cash provided by (used in) financing activities         -4 913              65

Net effect of currency translation in cash                       -38              83

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS            -2 197          11 294
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               4 225           4 014
Effect of change in group structure on opening
balance of cash and cash equivalents
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD, AS
RESTATED
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     2 187          15 308
Check:                                                             0               0

SUPPLEMENTARY CASH FLOW INFORMATION
Total cash paid for interest                                   1 953           1 474

GROUP CEZ
Consolidated Statement of Shareholders' Equity in accordance with IFRS (in CZK Millions)

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                                                                                        Fair
                                                                                        Value
                                                                                         and
                                                          Stated        Translation     Other     Retained     Total
                                                          Capital       Differences    Reserves   Earnings    Equity
----------------------------------------------------------------------------------------------------------------------
December 31, 2002, as previously reported                   59 041                                 84 634     143 675
Change in accounting policy - effect of change                                                        638         638
    in group structure
January 1, 2003, as restated                                59 041                                 85 272     144 313
Net Income for period 1-9/2003                                                                      6 120       6 120
Dividends declared                                                                                 -2 657      -2 657
Returned dividends on treasury shares                                                                   4           4
Sale of treasury shares                                         97                                     -4          93
Share on equity movements of associates                                                                -9          -9
Change in fair value of available-for-sale                                               -52                      -52
    financial assets recognized in equity
Gain on sale of subsidiary EEPS, net of tax                                                         7 162       7 162
Effect of acquisition of REAS on equity                                                            -4 859      -4 859
Other movements                                                                1                      -14         -13
September 30, 2003                                          59 138             1         -52       91 015     150 102
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December 31, 2003                                           59 152             1         -81       90 615     149 687
Net Income for period 1-9/2004                                                                     10 204      10 204
Dividends declared                                                                                 -4 738      -4 738
Gain on sale of subsidiary EEPS, net of tax                                                         2 218       2 218
Effect of acquisition of SKODA PRAHA                                                                  404         404
   on equity
Available-for-sale financial assets removed                                               50                       50
   from equity to P&L
Acquisition of treasury shares                                -442                                               -442
Sale of treasury shares                                        509                                   -202         307
Share on equity movements of associates                                                                23          23
Other movements                                                               -1                      -12         -13
September 30, 2004                                          59 219                       -31       98 512     157 700
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

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

                                       ------------------------
                                             (Registrant)

Date:  November 24, 2004

                                       By:  /s/ Libuse Latalova
                                          ---------------------
                                             Libuse Latalova
                                             Head of Finance
                                             Administration